ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260

 [redacted]

17th January, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Secretarial Audit Report for the quarter ended 31st December, 2008

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 17th January, 2009, for the quarter ended 31st December, 2008, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above

Dew 1/27

Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : vinod@vinodkothari.com

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 31st December, 2008
2.	ISIN	: INE154A01025
3.	Face Value	: Re. 1/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) Bombay Stock Exchange Ltd. (BSE) c) The Calcutta Stock Exchange Association Ltd. (CSE)

		Number of shares	% of Total Issued Capital
10.	Issued Capital (as on 31st December, 2008)	377,15,10,530	100.00
11.	Listed Capital (Exchange-wise) *(as per Company records)*	377,00,39,670 (NSE) 377,15,10,530 (BSE) 377,07,89,240 (CSE)	99.96 (NSE) 100.00 (BSE) 99.98 (CSE)
12.	Held in dematerialised form in CDSL	2,78,72,757	0.74
13.	Held in dematerialised form in NSDL	240,89,34,975	63.87
14.	Physical	133,47,02,798	35.39

15. Total No. of shares (12+13+14) : 377,15,10,530 shares

Vinod Kothari & Co. ★ Company Secretaries

Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

16. Reasons for difference if any, between : (10 & 11), (11 & 15)

(i) 14,550 Ordinary Shares of Re. 1/- each (1,455 Ordinary Shares of Rs. 10/- each originally) issued and allotted in the physical form upon amalgamation of erstwhile ITC Hotels Limited with the Company have not been listed by NSE as these shares are subject matter of legal disputes, etc.

(ii) 14,56,310 Bonus Shares of Re. 1/- each issued and allotted by the Company in the physical form have not been listed by NSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

(iii) 7,21,290 Ordinary Shares of Re. 1/- each issued and allotted under the Company's Employee Stock Option Schemes on 16th December, 2008 are yet to be listed by CSE. These shares have been listed by NSE and BSE.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchanges (Specify Names)
Allotment of shares under the Company's Employee Stock Option Schemes	13,45,920	Applied	NSE BSE CSE*	Yes	Yes	No

* Out of 13,45,920 shares, 7,21,290 shares, issued and allotted on 16th December, 2008, are yet to be listed by CSE. Please refer to note (iii) under point 16.

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

Vinod Kothari & Co. Company Secretaries

1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay	: Nil
22. Name, Telephone & Fax No. of Compliance officer of the Company	: Mr. Arun Bose* 2288-7043(D), 2288-6426/0034 2288-2358 (Fax) * *Compliance Officer for share registration and related activities under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.*
23. Name, Address, Tel. & Fax No., Regn No. of the certifying CA/CS	: Vinod Kumar Kothari M/s Vinod Kothari & Co. 1012, Krishna Building 224, A.J.C. Bose Road Kolkata - 700 017 2281-7715/1276, 2281-3742 (Fax) ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.
25. Any other detail that the CA/CS may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.

Place : Kolkata
Date : 17/01/2009

(Vinod Kumar Kothari)
For Vinod Kothari & Co.
ACS No. 4718
COP NO. 1391

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

19th January, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Board of Directors

This is to advise that the Board of Directors at its meeting held on 19th January, 2009 appointed Mr. Anthony Ruys as an Additional Non-Executive Director of the Company with effect from 20th January, 2009.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

19th January, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Allotment of Shares under the Company's Employee Stock Option Schemes

In terms of the Listing Agreement, we write to advise that the Company on 19th January, 2009 has issued and allotted 3,88,040 Ordinary Shares of Re.1/- each, upon exercise of 38,804 Options by Optionees under the Company's Employee Stock Option Schemes.

Consequently, with effect from 19th January, 2009, the Issued and Subscribed Share Capital of the Company stands increased to 377,18,98,570/- divided into 377,18,98,570 Ordinary Shares of Re. 1/- each.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

19th January, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the
Quarter and Nine months ended 31st December, 2008

Further to our letter dated 19th January, 2009 forwarding the Unaudited Financial Results of the Company for the Quarter and Nine months ended 31st December, 2008, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

January 19, 2009.

Financial Results for the quarter ended 31st December, 2008

Net Turnover up 11%
Net profit up 8.7%

Net Turnover at Rs.3833 crores grew by 11%. Higher Paperboard & Packaging revenues, scale up of the Stationery and Personal Care businesses and superior product mix in cigarettes combined to more than offset the impact of a sharp slowdown in the hotels business.

The decline in hotel revenues consequent to the economic slowdown and the unfortunate terror strikes in Mumbai, the continuing impact of high commodity prices and store rentals, brand building costs of the new Personal Care portfolio and the significant investments in augmenting distribution infrastructure and systems combined to exert intense pressure on profitability during the quarter. Consequently, pre-tax profits at Rs.1331 crores registered a slower growth of 8.5% over the same period last year. Post tax profit, which was flat in H1, grew by 8.7% to
Rs. 903 crores. Earnings Per Share stood at Rs 2.40 (SPLY Rs 2.21).

FMCG – Cigarettes

The extraordinary increase of 140% to 390% in the rates of excise duty on non-filter cigarettes in the 2008 Union budget, coming on the heels of a 30% increase in tax incidence in the previous year drove the organized cigarette industry to substantially vacate this category. This, in turn, has caused a section of consumers to move to revenue-inefficient tobacco products, including smuggled and tax-evaded cigarettes resulting in a sharp decline in volumes for the highly taxed legitimate cigarette sector.

Despite these testing circumstances, the Company's relentless efforts to create value through international quality products, significant investments in technology and product, strong portfolio of brands and focussed marketing and distribution have ensured a sizeable shift of consumers to the filter segments and enabled the Company to sustain its leadership position in the cigarette industry.

With organized industry substantially vacating the non-filter segment and the huge financial arbitrage resting in tax evasion, contraband and domestic illegitimate players have mushroomed leading to an estimated trebling of illegal cigarette volumes. These low priced tax-evaded illegal cigarettes are a growing threat to Government revenue, market stability and the social objective of regulating tobacco. It is imperative that enforcement authorities check this phenomenon to preserve revenues that rightfully belong to the Government.

The industry has been subjected to further stress with the recent implementation of smoking ban in public places. This is clearly discriminatory against the cigarette industry

Registered Office : ITC Limited, Virginia House, 37 J. L. Nehru Road, Kolkata 700 071, India
Phone : 22889371 • Fax : 22882259/0655

as it will propel consumers to cheaper forms of non-smoking tobacco consumption. It is apprehended that the twin impact of mushrooming illegal trade and switching to cheaper tobacco products will have a significant adverse impact on the earnings of thousands of small, marginal farmers, especially in rain-fed areas where several attempts to grow alternative crops have failed to yield results.

The Company believes that the economic potential of tobacco can be maximised through moderation of taxes on tobacco, minimisation of discriminatory taxes between different classes of tobacco products and a regulatory framework that addresses the genuine concerns of all the stakeholders of the tobacco industry. The need is for a balanced agenda on tobacco, both fiscal and regulatory.

Branded Packaged Foods

Sales growth in the Branded Packaged Foods business was modest in the face of economic slowdown and its impact on urban demand in certain categories. The spill over inflationary impact of input commodities along with the high fuel prices significantly impacted margins during the quarter. In these circumstances and having acquired reasonable scale in a relatively short span of time, the business is progressively focusing on consolidating the portfolio in select high margin categories, improving market servicing and driving supply chain efficiencies.

The **'Bingo!'** product range has further consolidated its position in the Finger Snack platform with the **'Hatke Jhatke'** range going national. The wave shaped snack, with two exciting flavours - **Funky Masala & Tomato Twist** has been received positively in the market place. **'Bingo!'s'** positioning as a youthful and innovative snack has got reinforced.

The **'Sunfeast'** range of biscuits witnessed continued enrichment in product mix with higher sales of value added products like Creams, Cookies etc. The excise relief accorded to low and mid-priced biscuits, consistent with the Government's stated intention to promote the food processing industry, has given a fillip to the sector. It is hoped that the Government would respond to the industry's representation favourably and extend the relief to the entire category.

'Aashirvaad' further built on its leadership position in the Staples category. Confectionery sales grew significantly during the quarter, driven by **'Candyman Eclairs'** and the extension of new segments like **'Candyman Lacto'**, which is now national. Similarly, the Ready-to-Eat (RTE) group continues to grow steadily, having made its first foray into the frozen foods segment in the US markets.

Lifestyle Retailing

The Lifestyle retailing business continued to enhance consumer franchise with a retail footprint which now stands at 48 '**Wills Lifestyle**' stores, an extensive network of '**John Players**' exclusive brand outlets and expanded visibility at reputed large format stores and multi brand outlets. However the economic slowdown and weak consumer sentiment has adversely affected growth.

Wills Lifestyle is being reinforced through new-look stores with world-class product presentation, tie-ups with a mix of renowned and budding designers and a range of

international fabric makers for its premium product lines. The business is also focussing on women's wear, which is a large growth opportunity.

The business is re-negotiating rental costs and rationalizing unviable stores to improve store margins.

Personal Care Products

The business continued to register healthy growth and improved its footprint among the national branded players through its range of personal care products under the brands '**Fiama Di Wills**', '**Vivel Di Wills**', '**Vivel**' and '**Superia**'. These brands address identified segments of the market with differentiated value benefits.

The product portfolio was further enhanced with the launch of the 'Vivel' **Ultrapro** range of anti-dandruff shampoo, which has the ability to not only fight dandruff effectively but also nourish and moisturize hair to make it strong and soft. This range of anti-dandruff shampoos will be endorsed by a celebrity.

'**Fiama Di Wills**' with its unique selling proposition combining the goodness of nature and science to impart gentle and effective care continues to promote beauty with an array of product innovations.

Education & Stationery Products

The stationery business witnessed strong growth of 78% during the quarter driven by robust sales of notebooks. The '**Classmate**' range of notebooks, which is India's most widely distributed brand, is being marketed through school contact programmes, point of sale promotions and the Classmate Young Author Contest. The notebooks also communicate the Company's Triple Bottom Line message of being environment conscious. The recently launched '**Classmate Invento**' geometry boxes for school students have been extended across select markets.

The business recently launched the **'Paperkraft Premium Business Paper'**, an environment friendly paper leveraging the "Ozone Treated Elemental Chlorine Free" technology introduced in India for the first time by the Company's Paperboards, Specialty Papers & Packaging business. A proprietary chemical treatment renders it eco-friendly with a higher archival life.

'Paperkraft', the whitest and brightest 75 GSM business paper manufactured in India, offers an unmatched value proposition. As a superior, environment friendly and multipurpose paper for office and home use, "Paperkraft" empowers consumers to "Go Green" and partner the Company's efforts to mitigate the adverse impact of climate change and create a positive environmental footprint.

Hotels

The twin blows of economic slowdown and negative travel advisories arising from the horrific terror strikes at Mumbai have resulted in a sharp drop in traffic triggering a significant slide in occupancies and average room rates for the hotel sector in India. The situation was particularly adverse in December, traditionally amongst the strongest months in terms of business performance. Consequently, the revenues and profits of the Company's hotels business have declined by 14% and 34% respectively.

Construction activity in respect of the super deluxe luxury hotel projects at Bangalore and Chennai is progressing satisfactorily as per the respective project plans.

Paperboards, Specialty Papers & Packaging

The business maintained its market leadership with segment revenues increasing by 14%. The quarter also witnessed the spillover effect of inflation in the cost of major raw materials procured during the first half of this year. Profitability was also affected due to the high depreciation impact of new investments in the pulp and paper machine facilities. The productivity of these machines is improving satisfactorily and is expected to reach optimum levels by the next quarter.

The new 'Ozone bleached' Pulp mill with an annual capacity of 1.22 lac tonnes is the first of its kind in the country to meet world-class environmental standards – a testimony to the Company's commitment to the 'triple bottom line'. This differentiated capability, apart from removing the dependency on imported hardwood pulp, will enable the business to expand the market for superior value added paper and paperboards on the strength of competitive cost and quality. The business has also quickly ramped up production of its newly commissioned 1 lac ton paper plant driving synergies and value capture based on strong forward linkages with the stationery business.

The Packaging and Printing business continued to provide strategic support to the Company's cigarette and other FMCG businesses by ensuring security of supplies and sustaining international quality. The flexibles and carton lines, commissioned recently, are being scaled up to cater to the distinctive and innovative packaging requirements of the Company's Branded Packaged Foods and Personal Care businesses. The business is driving substantial growth in external business, forging linkages with the consumer electronics industry and other FMCG customers. The recently commissioned 14 MW Windmill Project in the state of Tamil Nadu in pursuit of its commitment to progressively use renewable energy to further consolidate its carbon positive status, has started generating clean energy as planned. The project, in line with the Company's objective of investing in clean technologies, will result in cost savings and enhance ITC's positive environmental footprint.

Agri Business

The business revenues de-grew by 6% due to lower soya volumes and rationalisation of the agri-commodity portfolio, necessitated by the increasing policy interventions and volatility in the commodity markets since the previous year.

The Mysore season of leaf tobacco witnessed an unprecedented spurt in prices with rates increasing by more than 80% on the back of a demand supply mismatch. Despite this scenario, the business has maintained the export growth momentum and improved its margins. The business continued to provide strategic sourcing support to the Company's cigarette business by ensuring international quality supplies.

ITC's e-Choupal initiative won the top UNIDO award at the International Conference on Sharing Innovative Agribusiness Solutions 2008 at Cairo in recognition of its exemplary initiatives in agri business.

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company continued to make progress during the quarter in its social and environmental initiatives.

The Company deepened its imprint on the social sector by expanding to newer districts during the period. Social development projects are currently being progressed in 52 districts spread over the states of Andhra Pradesh, Bihar, Kerala, Karnataka, Maharashtra, Madhya Pradesh, Orissa, Rajasthan, Tamil Nadu, Uttar Pradesh and West Bengal.

The pioneering social development projects include initiatives in watershed development, social farm and forestry programmes, soil & moisture conservation programmes designed to assist farmers in identified moisture-stressed districts, preservation of precious topsoil for agriculture and group irrigation projects. Towards improving the income earning capability of the farming community, sustainable agricultural practices were provided a major boost during the quarter with the promotion of organic fertiliser units through vermi-composting and NADEP technologies. Similarly, programme for genetic improvement of cattle was undertaken through artificial insemination to produce high-yielding crossbred progenies. Integrated animal husbandry services were provided during the quarter. These included addressing the needs of problem breeders, vaccines, feed additives and awareness drives. The initiative for the economic empowerment of women also continued apace with provision of gainful employment either in micro-enterprises or through self-employment with the support of income generation loans.

The Company's social sector footprint can be seen at a glance in the following chart:

Intervention Areas	Unit of Measurement	Dec 2008 (Cumulative Achievement)
Total Districts Covered	Number	52
Social and Farm Forestry	Hectare	88,409
Soil and Moisture Conservation Programme	Hectare	39,861
Sustainable Agricultural Practices		
Organic Fertliser units	Number	13,203
Sustainable Livelihoods Initiative		
Cattle Development Centres	Number	116
Animal Husbandry Services	Milch Animals	245,043
Economic Employment of Women		
SHG Members	Persons	6,649
Women Entrepreneurs	Persons	16,577
Primary Education		
Beneficiaries	Children	152,730
Health and Sanitation		
Low Cost Sanitary Units	Number	2,692

The Company was conferred the ICAI Award for Excellence in Financial Reporting with its Annual Report and Accounts adjudged as a commendable entry under the Category '*Manufacturing and Trading Enterprises*'. This recognition also exemplifies the strong foundations of ITC's corporate governance philosophy and its emphasis on the principles of trusteeship and ethical corporate citizenship. It also received the prestigious Public Relations Society of India award for its Annual Report in recognition of its rich content and presentation.

The Board of Directors, at its meeting in Kolkata on 19th January 2009, approved the financial results for the quarter ended 31st December 2008, which are enclosed.

Nazeeb Arif

(Nazeeb Arif)
Vice President
Corporate Communications

ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

19th January, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the Quarter and Nine months ended 31st December, 2008

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company alongwith Segment-wise Revenue, Results and Capital Employed for the Quarter and Nine months ended 31st December, 2008, approved at the meeting of the Board of Directors of the Company held on 19th January, 2009.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter ended 31st December, 2008, is also enclosed.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Unaudited Financial Results for the Quarter and Nine Months ended 31st December, 2008

(Standalone)

(Rs. in Crores)

		Quarter ended 31.12.2008	Quarter ended 31.12.2007	Nine Months ended 31.12.2008	Nine Months ended 31.12.2007	Twelve months ended 31.03.2008 (Audited)
GROSS INCOME		5917.15	5480.47	17719.91	15957.11	21966.84
NET SALES	(1)	3833.31	3449.17	11496.30	10013.14	13947.53
OTHER OPERATING INCOME	(2)	25.34	57.21	159.02	126.29	234.47
NET INCOME (1+2)	(3)	3858.65	3506.38	11655.32	10139.43	14182.00
EXPENDITURE						
a) (Increase) / decrease in stock-in-trade and work in progress		(48.03)	(73.70)	(204.64)	(58.74)	(5.69)
b) Consumption of raw materials		1298.39	1160.01	4070.53	3316.95	4639.35
c) Purchase of traded goods		266.73	226.64	1003.19	914.03	1383.04
d) Employees cost		212.95	190.64	668.73	542.25	733.32
e) Depreciation		144.20	109.74	404.30	316.97	438.46
f) Other expenditure		750.57	745.86	2362.66	1939.38	2793.57
g) Total	(4)	2624.81	2359.19	8304.77	6970.84	9982.05
PROFIT FROM OPERATIONS BEFORE OTHER INCOME AND INTEREST (3-4)	(5)	1233.84	1147.19	3350.55	3168.59	4199.95
OTHER INCOME	(6)	97.56	80.19	288.06	320.93	376.43
PROFIT BEFORE INTEREST (5+6)	(7)	1331.40	1227.38	3638.61	3489.52	4576.38
INTEREST (Net)	(8)	0.45	1.83	4.64	1.91	4.61
PROFIT AFTER INTEREST AND BEFORE TAX (7-8)	(9)	1330.95	1225.55	3633.97	3487.61	4571.77
Less:						
TAX EXPENSE	(10)	427.74	394.83	1179.37	1103.15	1451.67
NET PROFIT AFTER TAX (9-10)	(11)	903.21	830.72	2454.60	2384.46	3120.10
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1/- each)	(12)	377.15	376.58	377.15	376.58	376.86
RESERVES EXCLUDING REVALUATION RESERVES	(13)	-	-	-	-	11624.69
EARNINGS PER SHARE (Rs.)	(14)					
- Basic (Rs.)		2.40	2.21	6.51	6.34	8.29
- Diluted (Rs.)		2.39	2.20	6.50	6.32	8.25
PUBLIC SHAREHOLDING	(15)					
- NUMBER OF SHARES		3750074507	3738314962	3750074507	3738314962	3741500893
- PERCENTAGE OF SHAREHOLDING		99.43	99.27	99.43	99.27	99.28

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 19th January, 2009.

(ii) Figures for the previous periods have been re-arranged, wherever necessary, to conform to the figures for the current period. The Company does not have any Exceptional or Extraordinary item to report for the above periods.

(iii) Gross Income comprises Segment Revenue, Other Operating Income and Other Income.

(iv) Gross Income includes Rs. 1961 Crores and Rs. 5777 Crores for the quarter and nine months ended 31st December, 2008 being Excise Duties and other Local Taxes. (Corresponding previous quarter and nine months ended 31st December, 2007 - Rs. 1894 Crores and Rs. 5497 Crores respectively).

(v) The launch and rollout costs of the Company's brands 'Fiama Di Wills', 'Vivel Di Wills', 'Superia' and 'Vivel' covering the range of personal care products of soaps, shampoos, conditioners and shower gels, and the continuing significant brand building costs of the Foods business are reflected under 'Other Expenditure' stated above and in segment results under 'FMCG-Others'.

(vi) During the quarter, 13,45,920 Ordinary Shares of Re. 1/- each were issued and allotted under the Company's Employee Stock Option Schemes. Consequently, the issued and paid-up Share Capital of the Company as on 31st December, 2008 stands increased to Rs. 377,15,10,530/-.

(vii) During the quarter, no investor complaint was received. There were no complaints pending at the beginning of the quarter.

(viii) a) Provision for Taxation includes Rs. 6.19 Crores and Rs. 20.15 Crores for Fringe Benefit Tax for the quarter and nine months ended 31st December, 2008 respectively (Corresponding previous quarter and nine months ended 31st December, 2007 - Rs. 8.43 Crores and Rs. 21.77 Crores respectively).

b) Provision for Taxation is net of refunds as follows: For the quarter ended 31st December, 2008 - Rs. Nil and nine months ended 31st December, 2008 - Rs. 2.31 Crores (Corresponding previous quarter ended 31st December, 2007 - Rs. Nil and nine months ended 31st December, 2007 - Rs. 29.30 Crores).

(ix) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter ended 31st December, 2008 which needs to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Nine Months ended 31st December, 2008

(Rs. in Crores)

		Quarter ended 31.12.2008	Quarter ended 31.12.2007	Nine Months ended 31.12.2008	Nine Months ended 31.12.2007	Twelve months ended 31.03.2008 (Audited)
1. Segment Revenue						
a) FMCG - Cigarettes	- Gross	3901.51	3529.40	11165.81	10242.60	13825.60
	- Net	1993.54	1693.34	5545.30	4904.75	6634.98
- Others	- Gross	722.33	646.62	2175.21	1772.62	2511.05
	- Net	720.00	646.31	2168.84	1772.31	2509.57
Total FMCG	**- Gross**	**4623.84**	**4176.02**	**13341.02**	**12015.22**	**16336.65**
	- Net	**2713.54**	**2339.65**	**7714.14**	**6677.06**	**9144.55**
b) Hotels	- Gross	270.54	313.59	778.93	760.92	1100.20
	- Net	247.12	287.62	714.42	699.56	1012.10
c) Agri Business	- Gross	621.51	662.94	3320.09	2790.33	3868.44
	- Net	621.51	662.94	3320.09	2790.33	3868.44
d) Paperboards, Paper & Packaging	- Gross	669.93	603.95	2074.93	1744.66	2364.33
	- Net	627.09	551.89	1933.47	1590.23	2157.94
Total	**- Gross**	**6185.82**	**5756.50**	**19514.97**	**17311.13**	**23669.62**
	- Net	**4209.26**	**3842.10**	**13682.12**	**11757.18**	**16183.03**
Less : Inter-segment revenue	- Gross	391.57	413.43	2242.14	1801.24	2313.68
	- Net	375.95	392.93	2185.82	1744.04	2235.50
Gross sales / Income from operations		**5794.25**	**5343.07**	**17272.83**	**15509.89**	**21355.94**
Net sales / Income from operations		**3833.31**	**3449.17**	**11496.30**	**10013.14**	**13947.53**
2. Segment Results						
a) FMCG - Cigarettes		1134.14	961.08	3102.42	2763.98	3634.04
- Others		(127.01)	(64.47)	(366.17)	(145.63)	(263.52)
Total FMCG		**1007.13**	**896.61**	**2736.25**	**2618.35**	**3370.52**
b) Hotels		91.07	137.72	245.08	268.01	410.77
c) Agri Business		50.18	27.75	203.12	92.18	129.19
d) Paperboards, Paper & Packaging		111.05	118.28	356.72	330.42	453.14
Total		**1259.43**	**1180.36**	**3541.17**	**3308.96**	**4363.62**
Less : i) Interest (Net)		0.45	1.83	4.64	1.91	4.61
ii) Other un-allocable income net of un-allocable expenditure		(71.97)	(47.02)	(97.44)	(180.56)	(212.76)
Total Profit Before Tax		**1330.95**	**1225.55**	**3633.97**	**3487.61**	**4571.77**
Tax Expense		427.74	394.83	1179.37	1103.15	1451.67
Profit After Tax		**903.21**	**830.72**	**2454.60**	**2384.46**	**3120.10**
3. Capital Employed						
a) FMCG - Cigarettes *				2879.39	2300.61	2314.64
- Others				2321.27	1661.78	1826.66
Total FMCG				**5200.66**	**3962.39**	**4141.30**
b) Hotels				2069.84	1825.96	1865.32
c) Agri Business				835.47	1831.91	1468.97
d) Paperboards, Paper & Packaging				3802.27	3009.79	3264.18
Total Segment Capital Employed				**11908.24**	**10630.05**	**10739.77**

*Before considering provision of Rs. 579 Crores (31.12.2007 - Rs. 580 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery products, Matches, Agarbattis and Personal Care products.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging including Flexibles.
Agri Business		- Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter / nine months are after absorbing costs relating to the strategic e-Choupal initiative.

(5) Figures for the corresponding previous periods have been re-arranged, wherever necessary, to conform to the figures of the current period.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 19th January, 2009
Place : Kolkata, India

For and on behalf of the Board

Executive Director Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J. L. Nehru Road
Kolkata - 700071

LIMITED REVIEW REPORT

We have reviewed the accompanying statement of unaudited financial results of ITC Limited for the quarter and nine-months ended 31st December, 2008.This statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2400, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly we do not express an opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies has not disclosed the information required to

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U. A.E., MUSCAT, OMAN

be disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges including the manner in which it is to be disclosed, or that it contains any material misstatement.

Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Management.

For A. F. Ferguson & Co.

Chartered Accountants

M.S. Dharmadhikari

(M.S. Dharmadhikari)

Partner

Membership No.: 30802

Place: Kolkata

Date: 19th January, 2009